Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial/Science/Medical Editors:
     Vasogen's Research Published in European Journal of Neuroscience

     - VP025 Provides a Neuroprotective Effect in Preclinical Model of
     Parkinson's Disease -

     MISSISSAUGA, ON, Jan. 28 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders, today announced the publication of preclinical findings demonstrating that Vasogen's VP025, the leading candidate from its VP series of drugs, provides a significant neuroprotective effect in a model of
Parkinson's disease. The research, which was conducted at the University
College Cork, Ireland, was published in the European Journal of Neuroscience
(Vol 27, pp.294-300, 2008).
     Evidence is accumulating that inflammation plays an important role in the pathogenesis of Parkinson's disease. Microglial cells (immune cells resident in the brain) are activated in Parkinson's disease, producing pro-inflammatory factors that result in the death of nerve cells in an area of the brain called the nigrostriatal pathway. The published research was based on a well-established model of Parkinson's disease that involves the generation of a lesion on one side of the brain by the introduction of 6-hydroxydopamine
(6-OHDA), inducing abnormal behaviour resulting in rotational movement. Both
Parkinson's disease and 6-OHDA administration are associated with inflammatory processes that lead to the death of certain nerve cells, the dopaminergic neurons, which produce the neurotransmitter dopamine. It is the loss of these neurons and thereby the dopamine they produce that results in the movement abnormalities seen in this model.
     The published study assessed the effect of pre-treatment with VP025 on
6-OHDA-induced rotational behaviour in response to amphetamine. Treatment with
VP025 prior to 6-OHDA administration led to behavioural improvement demonstrated by a substantial (50-75%) and significant (p(less than)0.001)
reduction in rotation rate. VP025 also protected against the loss of dopaminergic neurons and provided significant protection against the reduction in levels of striatal dopamine induced by OHDA. The absence of rotations was maintained for up to three weeks while partial protection against the loss of dopaminergic neurons and reduction in striatal dopamine levels was still evident four weeks after lesion induction, indicating that VP025 has a potential long-term neuroprotective effect in this model.
     Parkinson's disease, a chronic and progressive neurological condition, affects up to 1.5 million Americans.
     While its cause is unknown, the symptoms of Parkinson's disease are primarily the result of degeneration of areas of the brain that control and modulate movement. Symptoms include a number of movement abnormalities such as tremors, slowness of movement, stiffness and rigidity of limbs, and gait or balance problems. As the disease progresses, these symptoms usually increase and impact a person's ability to work and function.
     VP025, the lead product candidate from a new class of structurally related drugs, is being developed for the treatment of chronic neuro-inflammatory disorders. VP025 is designed to interact with immune cells leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. Neurological conditions that are associated with an inflammatory response in the central nervous system include
Alzheimer's disease, Parkinson's disease, multiple sclerosis, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). These indications are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

     About Vasogen:

     Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead candidate from this new class of drugs.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2155 Dunwin
Drive, Mississauga, ON, Canada, L5L 4M1, tel: (905) 569-9065, fax: (905)
569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:00e 28-JAN-08